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                              September 16, 2021

       Michael Balkin
       Chief Executive Officer
       Foresight Acquisition Corp.
       233 Michigan Avenue
       Chicago, Illinois

                                                        Re: Foresight
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 12,
2021

       Dear Mr. Balkin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14A filed on August 12, 2021

       Notice of Special Meeting, page i

   1. Provide us your analysis regarding how the Nasdaq Proposal is sufficiently specific to satisfy the listing
requirements where you do not specify the number of shares or the time frame.
       Gatefold Graphic, page ii

   2.                                                   Here, on page 208 and
elsewhere in the prospectus where you refer to P3 as a    market
                                                        leader    or make
statements of leadership, revise to clarify your basis for these claims.
       Risk Factors Summary, page 4

   3.                                                   Where the Risk Factor
section is more than 15 pages long, you should include a bulleted or numbered list no
more than two pages long of the principal risk factors in the summary. Please move
this section to the summary. Refer to Item 105(b) of Regulation
                                                        S-K.
 Michael Balkin
FirstName  LastNameMichael
Foresight Acquisition Corp. Balkin
Comapany 16,
September  NameForesight
               2021        Acquisition Corp.
September
Page 2     16, 2021 Page 2
FirstName LastName
4. Revise the introductory paragraph to clarify that you have outlined the principal risks, not certain risks.
5. Revise to highlight the conflicts of interests of the Foresight sponsor, board and management.
Summary Term Sheet, page 6

6. Revise to provide the summary term sheet beginning on the first or second page of the document, and shorten it to briefly describe the most material terms of the transaction in bullet point format, cross-referencing more detailed disclosure later in the document.
         Revise the introductory paragraph to clarify that you have highlighted the most material
         terms of the transactions, rather than    certain information
contained in the document.
         Revise the summary term sheet to more prominently highlight the tax receivable
         agreement, the various parties    conflicts of interest, including the
sponsor and affiliates
         differing financial interests. Refer to Item 1001 of Regulation M-A. Ownership of P3LLC and the Company at the Closing, page 12

7. Revise your disclosure to show the potential impact of the redemptions on the per share value of the shares owned by non-redeeming shareholders to include not only the minimum and maximum redemption levels, but also an interim redemption level.
Questions and Answers About the Proposals for Foresight Stockholders
What is being voted on at the special meeting of stockholders?, page 16

8. Provide a risk factor more specifically addressing the risks associated with the waiver of the corporate opportunity doctrine for the exempt persons, which also identifies the exempt persons and their potential conflicts of interest. We note the general risk factor on pages 77-78 lists the proposed charter amendments.
Summary of the Proxy Statement
Conditions of the Closing, page 34

9. Please identify the closing conditions that are subject to waiver here and in the Q&A on page 19. Provide a risk factor that addresses material risks that are subject to waiver.

Interests of Certain Persons in the Business Combination, page 39

10. Please revise to further quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material. Highlight this information in the related Q&A on page 24 and cross-reference it from the summary term sheet.
 Michael Balkin
FirstName  LastNameMichael
Foresight Acquisition Corp. Balkin
Comapany 16,
September  NameForesight
               2021        Acquisition Corp.
September
Page 3     16, 2021 Page 3
FirstName LastName
11. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Highlight this information in the related Q&A on page 24.
Organizational Structure, page 43

12. Revise the diagram prior to the business combination to identify the forms and percentages of ownership of the various related parties of P3 and Foresight. Include pre-
         combination information for the blocker parties. Provide a diagram that depicts the two business combinations being voted upon in proposal 1, the merger transaction and the blocker merger.
13. Revise an appropriate section of the document to clarify the purpose or advantages, to whichever parties of the structure following the merger.
Risk Factors
Risks Related to P3's Business and Industry, page 56

14. Revise your COVID-19 related risk factor to reflect the current state of the pandemic and its impact on P3 in less generic terms.
Risks Related to Foresight and The Business Combinations
Subsequent to the completion of the Business Combinations, we may be required to take write-downs or write offs, restructuring an impairment, page 81

15. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risks Related to Ownership of Common Stock Following the Business Combinations, page 93

16. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any
            derivative action.    The exclusive forum risk factor on page 96
states that the proposed
         charter will exclude Securities Act and Exchange Act claims from the exclusive forum provision, which is consistent with the Forum Selection disclosure on page 259. Your disclosure regarding the matter for which you are seeking a shareholder vote on pages 119 and 177; however, only excludes claims arising under the Securities Act. The disclosure on page 179 disclosure does not provide any clarification. Please revise the disclosure of the provision for which you are seeking a shareholder advisory vote to clarify whether this provision also applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
 Michael Balkin
FirstName  LastNameMichael
Foresight Acquisition Corp. Balkin
Comapany 16,
September  NameForesight
               2021        Acquisition Corp.
September
Page 4     16, 2021 Page 4
FirstName LastName
         for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
General Risk Factors, page 100

17. Material weaknesses over internal controls are not general risks that any registrant faces or typically seen in any offering. Revise to move these risks to a more appropriate section of the risk factors and include in this section only those risks that could involve any registrant or any offering. Refer to Item 105(a) of Regulation S-K. Stockholder Proposal No. 1--The Business Combinations Proposal, page 125

18. On page 151, disclose when Foresight entered into preliminary discussions with the nine companies, when they entered into NDAs with the other three companies, and when and by which party those discussions ended. For example, disclose the current pipeline of targets as of February 13, 2021.
19.      Revise the disclosure on page 152 to briefly explain the purpose of
the    business associate
         agreement.
20. Disclose the potential terms discussed on February 22, 2021 between the parties, and at subsequent meetings, including March 1, 2021. Provide the purported bases for the
         parties    positions on the implied equity values at the March 1, 2021 meeting.
21. On page 152, on March 4, 2021, clarify why P3 emerged as the frontrunner among the potential targets and quantify the other potential targets.
22.      On page 153, quantify the SPACs with which JPM approached to market
P3.
23. Revise the background section generally to disclose the material terms on the initial summary term sheet and how the material terms changed over time, including which party prompted the change.
Certain Unaudited P3 Prospective Financial Information, page 160

24. Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the projections on page 161 to provide investors with sufficient information to evaluate the projected financial information. For example:
             Identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations to help provide additional insight into the range in these rates underlying the revenue projections.
             Explain how the market rate growth and market rate penetrations were determined.
             Disclose material assumptions related to acquisitions and new facilities; and
 Michael Balkin
FirstName  LastNameMichael
Foresight Acquisition Corp. Balkin
Comapany 16,
September  NameForesight
               2021        Acquisition Corp.
September
Page 5     16, 2021 Page 5
FirstName LastName
                Disclose material assumptions used to determine projected expense amounts in arriving at growth profit and adjusted EBITDA.
Information about P3, page 208

25.      Clarify how P3   s affiliate model works. For example, how do you
establish staffing
         guidelines, regulatory compliance, and maintain standards of care in this form of collaboration. We note the discussion on page 215. Also, clarify why your model emphasizes affiliates, yet your revenue was driven by increased fee for service revenue at owned clinics and increased fees associated with care coordination
services,    as
         disclosed on page 236. What portion of these increases were attributable to owned clinics versus affiliate revenue.
26. Clarify how your model works with various forms of state licensing requirements and restrictions on persons or entities with whom physicians are permitted to be affiliated or share fees. In addition, significantly expand the disclosure on page 222 describing these laws in the specific jurisdiction in which you currently operate.
27. Disclose in how many states or regions you currently operate and the geographic areas into which you next plan to expand.
28. With reference to the projections disclosed on pages 161, please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of proceeds raised through the business combinations and PIPE financing.
29. Increase the font in the graphic on page 217 so it is large enough to be legible.
Government Regulation, page 222

30.      Significantly expand this section to address the regulations
applicable to P3   s industry,
         particularly the health care fraud and abuse laws.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of P3
Overview, page 228

31.      On page 230, clarify the time frame for your    99% physician
retention rate in [y]our
         affiliate provider network.
Management's Discussion and Analysis of Financial Condition and Results of Operations of P3
Results of Operations, page 235

32. We see that you attribute the increase in revenue for the three months ended March 31,
         2021 compared to March 31, 2020 and for the year ended December 31, 2020 compared to December 31, 2019 to the increase in the total number of at-risk members. Please revise to also discuss how changes in capitation rates contributed to the fluctuation in revenue over those periods. In that regard, we see that capitation revenue per at-risk member also increased over the same period.
 Michael Balkin
Foresight Acquisition Corp.
September 16, 2021
Page 6
33. As a related matter, please revise to also discuss any other contributing factors to the increase in medical expense over the periods presented. In that regard, it appears that medical expense increased in excess of the percentage increase in at-risk members period over period.
34. Expand the discussion throughout this section to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand why the results changed. For example, your corporate, general and administrative expenses increased 47% for the year ended December 31, 2020, which you explain as primarily attributable, in part, to an increase in salaries and benefits of $10.2 million. Clarify whether the increases were driven by hiring. Also, clarify what you mean
by    community
      outreach spend.    Refer to Item 303 of Regulation S-K and Release Nos.
33-6835 (May
      18, 1989) and 33-8350 (Dec. 29, 2003).
Critical Accounting Policies and Estimates, page 243

35. Please provide analysis and additional detail here and in the discussion of results of operations of the circumstances and estimates underlying the recognition of a $20.5 million premium deficiency reserve liability at December 31, 2019, and the elimination of that reserve as of December 31, 2020. Discuss known trends and events, and the specific factors that you reasonably expect will have a material impact on future reserve amounts.
      Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.
Beneficial Ownership of Securities, page 273

36. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Hudson
      Vegas Investment, LLC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257
with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Balkin
                                                           Division of
Corporation Finance
Comapany NameForesight Acquisition Corp.
                                                           Office of Life
Sciences
September 16, 2021 Page 6
cc:       Laurie L. Green, Esq.
FirstName LastName